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EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share data)



                                                     Three Months
                                                March 31,    March 31,
                                                  1994         1993
Net income.........................            $  27,849    $  24,903

Preferred dividends................                  129          278

Income available to common
  shareholders.....................            $  27,720    $  24,625




Weighted average of common
 stock equivalents.................               29,791       29,397

Weighted average of preferred
  stock convertable to common
  stock equivalents................                  754          842

Weighted average of fully
 diluted common stock equivalents..               30,545       30,239


Primary earnings per share
  (income available to common
  shareholders divided by weighted
  average of common stock
  equivalents).....................            $    0.93    $    0.84


Fully diluted earnings per share
  (net income divided by weighted
  average of fully diluted
  common stock equivalents)........            $    0.91    $    0.82


Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.



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